April 19, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Office of Real Estate and Commodities
100 F. Street, NE
Washington, D.C. 20549-3010

Attention:	Wilson K. Lee, Senior Staff Accountant
Babette Cooper, Staff Accountant

Re:	Kilroy Realty Corporation
Kilroy Realty, L.P.
Form 10-K for Fiscal Year Ended
December 31, 2016
Filed February 15, 2017
Form 8-K
Filed February 7, 2017
File No. 001-12675
Ladies and Gentlemen:
We are writing in response to the comment letter received by electronic mail and dated April 18, 2017 (the “Comment Letter”) provided by the staff of the Office of Real Estate and Commodities (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to Kilroy Realty Corporation’s (the “Company,” “we” and “our”) Form 8-K (the “Form 8-K”) filed with the Commission on February 7, 2017.
For ease of review, we have set forth below the comment included in the Comment Letter and our responses thereto.

Form 8-K, filed February 7, 2017
Exhibit 99.1
1.    On page 29, we note your disclosure stating that you could not provide a reconciliation of your 2017 FFO Guidance, without unreasonable effort. Please explain to us why you no longer believe a reconciliation is possible in light of the fact that you were able to provide such reconciliation in prior periods.
Response:    The Company acknowledges the Staff’s comment. Historically, the Company has provided full year funds from operations (“FFO”) per common share/unit – diluted guidance once a year in connection with the announcement of its prior year’s fourth quarter results. The Company acknowledges that, as recent as the Company’s announcement of its 2015 fourth quarter results, the Company provided full year 2016 FFO per common share/unit – diluted guidance (the “2016 Guidance”) and a reconciliation from net income available to common stockholders to FFO. However, as noted in footnote 1 on page 29 of Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 7, 2017 (the “2017 Guidance”), the Company no longer provides this reconciliation because it believes it is unable to provide a meaningful or accurate estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing and/or amount of various items that would impact net income available to common stockholders per share - diluted, including gains on sales of depreciable real estate and other items that have not yet occurred and are out of the Company’s control. In connection with reconciling the Company’s net income available to common stockholders to FFO for its 2016 Guidance disclosure, for instance, the Company forecasted that it would recognize gains on sales of depreciable real estate of approximately $145.0 million and net income available to common stockholders ranging from $252.4 million to $265.8 million. For 2016, the Company ultimately reported gains on sales of depreciable real estate of $164.3 million, or approximately 13.3% greater than its forecast, and net income available to common stockholders of $280.5 million, or approximately 8.3% greater than the midpoint of its forecast. These variances were primarily due to additional gains on sales of depreciable real estate based on the opportunities that were available to recycle capital and the resultant level of dispositions completed during 2016.
As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, the Company expects to continue to use a capital recycling program that targets the disposition of mature properties or those that have limited upside for the Company and that redeploys the capital generated into acquisitions and/or development projects where the Company can add additional value to generate higher returns. The Company currently anticipates that in 2017 it could undertake dispositions ranging from approximately $100 million to $300 million, including the $12.1 million the Company has completed in January 2017. However, any potential future disposition transactions will depend on market conditions and other factors, including but not limited to the Company’s capital needs and its ability to defer some or all of the taxable gains on the sales. Moreover, the magnitude of gains on sales of depreciable real estate, if any, will depend on the sales price and the depreciated cost basis of the disposed of assets at the time of disposition, information that is not known at the time the Company provides its guidance, and the timing of any gain recognition will depend on the closing of the dispositions, information that is also not known at the time the Company provides its guidance and may occur after the relevant guidance period. As a result, the Company continues to believe that it is unable to provide a meaningful or accurate estimation of items required to reconcile net income available to common stockholders to FFO and that such information is not available without unreasonable effort. Moreover, as noted in its 2017 Guidance, the Company believes that providing a reconciliation for its guidance range of FFO per common share/unit - diluted would imply a degree of precision as to its forward-looking net income available to common stockholders per common share - diluted that would be confusing or misleading to investors.
2.    On page 35 we note that your NOI reconciliations to GAAP measures begin with NOI and end with Net Income. Please revise future filings to start your reconciliation with the GAAP measure of Net Income in order to comply with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically Question 102.10.
Response:    The Company acknowledges the Staff’s comment. The Company will revise future filings in accordance with the Staff’s comment and start its reconciliation with the GAAP measure of Net Income in order to comply with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically Question 102.10.
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If you have any additional questions, please feel free to call me at (310) 481-8452 to discuss them.

Respectfully submitted,

/s/ Heidi R. Roth

Heidi R. Roth Executive Vice President, Chief Accounting Officer and Controller Kilroy Realty Corporation Kilroy Realty, L.P.

Enclosures

cc:    Julian T.H. Kleindorfer, Latham and Watkins, LLP
Lewis W. Kneib, Latham & Watkins LLP